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As filed with the Securities andExchange Commission on June 10, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Schedule 13E-4F

ISSUER TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

QUEBECOR WORLD INC.
 (Exact name of Registrant as specified in its charter)

CANADA
 (Jurisdiction of Issuer's Incorporation or Organization)

QUEBECOR WORLD INC.
 (Name(s) of Person(s) Filing Statement)

Subordinate Voting Shares,
without par value
 (Title of Class of Securities)

748203106
 (CUSIP Number of Class of Securities) (if applicable)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8912
 (Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s) filing statement)

April 28, 2003
 (Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$185,193,000(1)	US$14,982.11(1)

(1)
The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to 10,000,000 Subordinate Voting Shares at the maximum cash offer price of Cdn$27.00 per share and based on an exchange rate of Cdn$1.00 to US$0.6859 the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 24, 2003.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Date Filed:

PART I

         Information Required To Be Sent to Shareholders

Item 1.    Home Jurisdictions Documents

1.	Tender Offer Circular dated April 24, 2003 (previously filed)
2.	Letter of Transmittal (previously filed)
3.	Notice of Guaranteed Delivery (previously filed)
4.	Notice of Variation of the Offer to Purchase dated May 23, 2003 (previously filed)
5.	Amended Notice of Guaranteed Delivery (previously filed)
6.	Letters to Shareholders (previously filed)
7.	Letters to Optionholders (previously filed)
8.	Letters to Noteholders (previously filed)
9.	Letters to Debentureholders (previously filed)

Item 2.    Informational Legends

        See the cover of the Tender Offer Circular (previously filed) and the Notice of Variation of the Offer to Purchase (previously filed).

PART II

         Information Not Required To Be Sent to Shareholders

        The following exhibits have been filed as part of this Schedule 13E-4F:

1.1	Press release dated April 24, 2003 announcing issuer bid to repurchase up to 10,000,000 Subordinate Voting Shares (incorporated by reference to the applicable exhibit to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 25, 2003).
1.2	Unaudited interim financial statements for the quarter ended March 31, 2003, together with supplemental disclosure and management's discussion and analysis of financial condition and results of operations (incorporated by reference to the applicable exhibits to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 24, 2003).
1.3	Press release dated June 3, 2003 announcing the repurchase of 10,000,000 Subordinate Voting Shares pursuant to the issuer bid (incorporated by reference to the applicable exhibit to the Report on Form 6-K for the month of June, 2003 furnished to the Securities and Exchange Commission on June 3, 2003).

PART III

         Undertakings and Consent to Service of Process

Item 1.    Undertakings

a.	The issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 13E-4F or to transactions in said securities.
b.	The issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by the Schedule 13E-4F. Such information shall be set forth in amendments to the Schedule 13E-4F.

Item 2.    Consent to Service of Process

        Concurrently with the filing of the Schedule 13E-4F on April 28, 2003, the issuer filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV

         Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

By:	/s/ DENIS AUBIN
Name: Denis Aubin Title: Senior Vice President, Corporate Finance and Treasury

Dated: June 10, 2003

EXHIBIT INDEX

Exhibit Number	Description
1.1	Press release dated April 24, 2003 announcing issuer bid to repurchase up to 10,000,000 Subordinate Voting Shares (incorporated by reference to the applicable exhibit to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 25, 2003).
1.2	Unaudited interim financial statements for the quarter ended March 31, 2003, together with supplemental disclosure and management's discussion and analysis of financial condition and results of operations (incorporated by reference to the applicable exhibits to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 24, 2003).
1.3	Press release dated June 3, 2003 announcing the repurchase of 10,000,000 Subordinate Voting Shares pursuant to the issuer bid (incorporated by reference to the applicable exhibit to the Report on Form 6-K for the month of June, 2003 furnished to the Securities and Exchange Commission on June 3, 2003).

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PART I
PART II
PART III
PART IV
EXHIBIT INDEX